October 9, 2007

Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0404
Attn:  Mr. Oscar Young
           Ms. Tabatha Akins

Re:
Supplemental Further Response of CepTor Corporation (the “Company”) to SEC Comments Related to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 and to Quarterly Report on Form 10-QSB for the quarter ended June 30, 2006 (File No. 001-32717)

 Dear Mr. Young and Ms. Akins:

By letters dated February 8, 2007 (the “February 8th Letter”) and August 29, 2007 (the “August 29th Letter”), we submitted our written response to the letter of comment dated November 20, 2006 from the Division of Corporation Finance to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 and Quarterly Report on Form 10-QSB for the quarter ended June 30, 2006, as well as to the subsequent follow-up telephonic inquiries from the SEC.   In response the August 29th Letter, the Company received a request for further clarification regarding the secured convertible notes issued to Cornell Capital (the “Cornell Convertible Notes”).   This letter is in response to the SEC’s recent telephonic inquiry and supplements our February 8th and August 29th Response Letters.

Q-1.	Please confirm that there are no outstanding convertible securities with conversion prices lower than that contained in the Cornell Convertible Notes.

The current fixed conversion price in the Cornell Convertible Notes is $0.15 per share.  There are no other outstanding securities of the Company with a fixed conversion price below $0.015 per share.

Q-2.
As part of the February 8, 2007 Response Letter, the Company included a Schedule (the “Schedule”) setting forth, among other things, the common share equivalent under each of the Company’s convertible instruments, as well as the amount of shares reserved for issuance under the terms of each such instrument.  Please confirm that the Cornell Convertible Notes are included as part of the Schedule.

The Cornell Convertible Notes, including the common share equivalents and the shares reserved for issuance relating to such notes, were included on the Schedule under the description “8% Convertible Debentures”.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; do not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in its filings; and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments concerning this response to the undersigned at (212) 629-0804.  Thank you.

.

Sincerely,

/s/ Howard Becker
Howard Becker, CEO

Cc:	Jolie Kahn, Esq.
Mr. Eric Hopkins